John Hancock Funds III

601 Congress Street

Boston, Massachusetts 02210-2805

December 8, 2010

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds III — File Nos. 333-125838 and 811-21777
Post-Effective Amendment No. 28 to Registration Statement on Form N-1A filed November 4, 2010

Dear Mr. Thompson:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you conveyed to us in a telephone conversation on Tuesday, November 30, 2010, with respect to post-effective amendment number 28 to the registration statement of John Hancock Funds III (the “Trust”) on Form N-1A (the “Amendment”), which was filed with the SEC on November 4, 2010 pursuant to Rule 485(a) under the under the Securities Act of 1933, as amended (the “Securities Act”) (Accession No. 0000950123-10-101104).

The purpose of the amendment was to register Class A, Class I and Class NAV shares of a new series of the Trust, John Hancock International Value Equity Fund (the “Fund”).  The Fund currently has no assets.  It is anticipated that the Fund will acquire all of the assets of Optique International Value Fund (the “Optique Fund”), a series of Optique Funds, Inc., subject to approval of the Optique Fund’s shareholders at a special meeting scheduled to be held on February 9, 2011 (the “Reorganization”).  The Reorganization is expected to close on February 11, 2011, and the Fund is expected commence operations as the successor to the Optique Fund on February 14, 2011.

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s response.  Capitalized terms have the same meanings as used by the Trust in the Amendment.

II.            Prospectus Comments

1.           Comment — Summary Prospectus.  Please state whether the Fund intends to use a Summary Prospectus in accordance with Rule 498 under the Securities Act, and, if so, please provide a sample of the legend that will be included at the beginning of the Summary Prospectus.

Response.  The Fund intends to use a Summary Prospectus, which will be filed with the SEC in accordance with Rule 497(k) under the Securities Act.  The following is the legend that will be included at the beginning of the Summary Prospectus:

Securities and Exchange Commission

December 8, 2010

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks.  You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports, online at www.jhfunds.com/Forms/Prospectuses.aspx.  You can also get this information at no cost by calling 1-800-225-5291 or by sending an e-mail request to info@jhfunds.com.  The fund’s prospectus and statement of additional information, both dated [12-27-10], and most recent financial highlights information included in the semiannual report to the shareholders of Optique International Value Fund, dated 4-30-10, are incorporated by reference into this Summary Prospectus.

2.           Comment — Front cover.  We note that the front cover does not indicate the ticker symbol for the class of shares described in the prospectus, as required by Item 1(a)(2) of Form N-1A.  Please state whether such ticker symbol will be included in the definitive form of the Fund’s prospectuses.

Response.  As the ticker symbols are not currently available, the ticker symbol for each class of the Fund’s shares will be included in a supplement to the Fund’s prospectuses.

3.           Comment — Fund summary — Fees and expenses.  In the footnotes to the table captioned “Annual operating expenses,” please revise the first footnote to read: “Other expenses have been estimated for the fund’s first year of operations.”

Response.  The requested change will be made.

4.           Comment — Fund summary — Fees and expenses; Expense example; Past performance; Financial highlights.  In connection with the inclusion of financial and historical performance information relating to the Optique Fund, we request that the Fund represent that it will not publicly offer its shares until after the Reorganization has closed.

Response.  We represent that the Fund will not publicly offer its shares until after the Reorganization has closed.

5.           Comment — Fund summary — Principal investment strategies.  In accordance with guidance from this Division that was released in July 2010, Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”), in general, a fund should disclose: (i) the types of derivatives that the fund may use to achieve its investment objective or related principal investment strategy; and (ii) the purpose for which or how those derivatives are used to achieve the fund’s investment objective or related principal investment strategy.  Accordingly, please review the Fund’s disclosure regarding derivatives in light of that Letter.

Response.  We have reviewed the Fund’s derivatives disclosure in light of the Derivatives Disclosure Letter and we believe that such disclosure is consistent with the guidance set forth in that Letter.  In this regard, we note that the disclosure regarding the Fund’s use of derivatives is narrowly tailored to describe the use of futures contracts on indices and foreign currency forward contracts, in each case for the purposes of reducing risk and/or enhancing investment.

6.           Comment — Fund summary — Principal risks.  In accordance with the Derivatives Disclosure Letter, in general, a fund should identify the principal risks associated with the specific types of derivatives that the fund intends to use.  Accordingly, please review the Fund’s disclosure regarding the risks of investing in derivatives in light of that Letter.

Response.  We have reviewed the Fund’s derivatives risk disclosure in light of the Derivatives Disclosure Letter and we believe that such disclosure is consistent with the guidance set forth in that

Securities and Exchange Commission

December 8, 2010

Letter.  In this regard, we note that the disclosure regarding the Fund’s derivatives risks is narrowly tailored to describe the risks associated with investing in futures contracts on indices and foreign currency forward contracts.

7.           Comment — Fund summary — Principal risks.  The introduction to this section states that: “An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”  Please state whether the Fund is advised by or sold through an insured depository institution.

Response.  Among other distribution channels, the Fund will be sold through insured depository institutions or their affiliates.

8.           Comment — Fund summary — Past performance.  We note that the performance information shown in the calendar year total returns bar chart represents the performance of the Optique Fund for the ten calendar years ended December 31, 2009, which have been recalculated to reflect the estimated expenses of the Fund’s Class A shares.  Please explain whether such recalculation has resulted in performance information that is lower than the performance of the Optique Fund without reflecting such recalculation.

Response.  In recalculating the Optique Fund’s historical performance for use in the “Past performance” section of the “Fund summary,” we consistently applied the Fund’s estimated gross fees and expenses over all periods of the Optique Fund’s performance.  We believe that this approach most effectively and appropriately reflects how the Fund would have performed during these time periods based on the Fund’s expected expenses, and is consistent with prior precedents.  As a result of the recalculation, the total returns shown for the Fund for calendar years 2000 through 2004, inclusive, were higher than those of the Optique Fund by a margin of 17 to 27 basis points (an average of 21.40 basis points); the total returns of the Fund for calendar years 2005 through 2008, inclusive, were lower than those of the Optique Fund by a margin of 7 to 33 basis points (an average of 24.8 basis points); and the total return of the Fund for calendar year 2009 was higher than that of the Optique Fund by a margin of 25 basis points.

These differences are attributable to the fact that the Optique Fund’s performance was calculated using actual historical expense ratios that have changed over time, while the recalculation for the Fund was done by consistently applying a single expense ratio that is estimated to apply to the Fund’s first year of operations, to all periods of the Optique Fund’s performance history.  As noted above, we believe that presenting this recalculated performance information is more meaningful to a prospective investor because it reflects the Fund’s expected fees and expenses.  We also believe that the Fund’s performance presentation is fair and appropriate, notwithstanding that the approach we took in preparing the presentation results in showing marginally higher performance for certain periods.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

Securities and Exchange Commission

December 8, 2010

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Fund intends to file a definitive form of prospectus and SAI that will reflect the above responses to the Staff’s comments.  Thank you for your prompt attention to these matters.  We hope that these foregoing responses adequately address the comments.  If you have any questions, please do not hesitate to contact me at (617) 663-4324.

Sincerely,

/s/ Nicholas J. Kolokithas

Nicholas J. Kolokithas
Assistant Secretary
John Hancock Funds III